Federated Investment Management Company Recommends Reorganization of Closed-End Funds and Tender Offer

(PITTSBURGH, Pa., June 20, 2017) – Federated Investment Management Company, the investment advisor to Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) and Federated Premier Municipal Income Fund (NYSE: FMN), today announced that it recommended to the Boards of Trustees of FPT and FMN, and the Boards of Trustees approved, that FPT reorganize into FMN, with FMN being the surviving fund. The reorganization, which requires shareholder approval, is expected to be a tax-free transaction completed during the fourth quarter of 2017.

Federated Investment Management Company also has recommended to the Board of Trustees of FPT, and the Board of Trustees has approved, FPT conducting a tender offer for up to 20 percent of its outstanding common shares at a price equal to 98 percent of net asset value at the close of trading on the date the tender offer expires. This tender offer would be completed prior to the reorganization of FPT into FMN.

The specific dates for FPT’s tender offer will be announced separately, but it is currently anticipated that the tender offer will commence in July 2017 and end in August 2017. Additional terms and conditions of FPT’s tender offer will be set forth in its offering materials, which will be distributed to its common shareholders. Should the number of common shares tendered, and not withdrawn, exceed 20 percent of FPT’s outstanding common shares, FPT will purchase common shares from tendering common shareholders on a pro rata basis. Accordingly, common shareholders cannot be assured that FPT will purchase all of their tendered common shares.

Following the tender offer, if shareholders approve the reorganization, FPT would reorganize into FMN. It is currently anticipated that if the tender offer is completed by the end of August 2017 that the reorganization may be completed by the end of November 2017. The two funds have identical investment objectives and substantially similar investment strategies focused on tax-exempt municipal bonds, with FPT’s portfolio having an intermediate duration that is currently shorter than the duration of FMN’s portfolio. FMN invests in long-term, tax-exempt municipal bonds as it seeks to provide its shareholders current income through a variety of market cycles.

Federated Investment Management Company reached an agreement with FPT’s largest shareholder to support the reorganization of FPT pursuant to which that shareholder has withdrawn the shareholder proposal and nominations it had previously submitted to FPT. FPT’s largest shareholder also has agreed to certain customary standstill provisions until the termination of the agreement.

Federated Investment Management Company believes the tender offer and subsequent reorganization are in the best interest of FPT and its shareholders as well as FMN and its shareholders. The tender offer would provide some liquidity to FPT common shareholders seeking it, and the reorganization of FPT into FMN would provide FPT shareholders continuing to seek tax-exempt income the option to pursue that investment strategy through a leveraged closed-end fund. The reorganization would afford FMN shareholders the opportunity to continue their investment in a long duration tax-exempt municipal closed-end fund with larger assets and attractive portfolio characteristics, such as broader yield-curve diversity.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $361.7 billion in assets as of March 31, 2017. With 123 funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 8,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of FPT or FMN. FPT has not commenced the tender offer described in this press release. Any tender offer would be made only by an offer to purchase, a related letter of transmittal and other documents that would be filed with the Securities and Exchange Commission (the SEC) as exhibits to a tender offer statement on Schedule TO and would be available free of charge at the SEC’s website at www.sec.gov.

This press release describes a reorganization, which will be conducted pursuant to an agreement and plan of reorganization that will be included in a registration statement, to be filed by FMN (Registration Statement). This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn until the Registration Statement is declared effective by the SEC. A joint proxy statement/prospectus to be included in the Registration Statement will not be distributed to shareholders of FPT and FMN unless and until the Registration Statement is declared effective by the SEC. The joint proxy statement/prospectus will contain information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about FPT and FMN. The joint proxy statement/prospectus will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Shareholders should read (i) any offer to purchase and tender offer statement on Schedule TO and related exhibits and (ii) any Registration Statement and joint proxy statement/prospectus if and when those documents are filed and become available, as they would contain important information about the tender offer and proposed reorganization, respectively. Investors should consider the investment objectives, risks, charges and expenses of FPT and FMN carefully.

Certain statements made in this press release, such as those related to the tender offer and reorganization and the opportunity for enhanced liquidity and shareholder value, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

MEDIA:                                 MEDIA:                                                   ANALYSTS:

Ed Costello 412-288-7538         Meghan McAndrew 412-288-8103               Ray Hanley 412-288-1920